

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2013

Richard S. Foote
President and Chief Executive Officer
H2 Financial Management Inc.
999 18th Street, Suite 3000
Denver, Colorado 80202

> **Re:** **H2 Financial Management Inc.**
> **Registration Statement on Form S-1**
> **Filed January 29, 2013**
> **File No. 333-186264**

Dear Mr. Foote:

    We have the following comment in addition to those comments included in our February 11, 2013 letter. Please include the response to this comment in your letter responding to the February 11, 2013 comments.

Risk Factors, page 19

Risks Associated with Our Business, page 19

Our sponsors, officers and directors will control…., page 21

1. We note your response to comment 10 of our letter dated January 14, 2013. We also note disclosure throughout the prospectus that the Company may provide its public stockholders with the opportunity to sell their shares to the Company by means of a tender offer, thereby avoiding the need for a stockholder vote. Please note that such disclosure constitutes a public announcement of the tender offer, as such term is defined in Exchange Act Rule 14e-5(c)(5). We remind the Company of its obligations under Rules 14e-5 and 13e-4(c)(1). Please also refer to Question I.A.2 of our July 2001 Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations.

Please contact Ronald E. Alper, at (202) 551-3329 or James Lopez, at (202) 551-3536, with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Floyd I. Wittlin, Esq.